UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

_________________________

Commission File Number: 001-43479

newcleo plc

(Exact Name of Registrant as Specified in Its Charter)

55 South Audley Street London, W1K 2QH United Kingdom +39 011 5139700
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule l0l(b)(l):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

TABLE OF CONTENTS

___________________

Exhibit

99.1	Press release dated September 21, 2026 – newcleo plc and NewHold Investment Corp III Announce Completion of Business Combination

Background

As previously announced, on May 26, 2026, NewHold Investment Corp III, a Cayman Islands exempted company with limited liability ("SPAC") entered into that certain Business Combination Agreement (the "Business Combination Agreement" and the transactions contemplated thereby, the "Business Combination") by and among newcleo plc, a public limited company incorporated under the laws of England and Wales (f/k/a NewCleo Ltd., a private limited company incorporated under the laws of England and Wales) (the “Company”), newcleo1 Ltd., a Cayman Islands exempted company with limited liability and a direct wholly owned subsidiary of the Company (“Merger Sub 1”) and newcleo2 Ltd., a Cayman Islands exempted company with limited liability and a direct wholly owned subsidiary of the Company (“Merger Sub 2”). Each of SPAC, the Company, Merger Sub 1 and Merger Sub 2 will individually be referred to herein as a "Party" and, collectively, as the "Parties." Terms used but not defined herein shall have the meaning given to such terms in the Business Combination Agreement.

Closing of the Business Combination

On September 21, 2026, SPAC and the Company jointly issued a press release announcing that they have closed the Business Combination and that, beginning on September 22, 2026, the Company’s ordinary shares and public warrants are expected to begin trading on the Nasdaq Stock Market under the ticker symbols "NWCL" and “NWCLW”, respectively. A copy of the press release is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

newcleo plc

By:	/s/ Stefano Buono
	Name:	Stefano Buono
	Title:	Chief Executive Officer and Director

Date: September 22, 2026